

July 16, 2010

Cleveland Gary, Chief Executive Officer
Healthway Shopping Network, Inc.
8895 N. Military Trail Suite 203B
Palm Beach Gardens, FL 33418

> **Re:**   **Healthway Shopping Network, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 21, 2010**
> **File No. 333-166983**

Dear Mr. Gary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. We note that you have not marked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis. Please revise your registration statement cover page or advise us why you believe that this is not an offering under Rule 415.

2. Similarly, we note that you have not marked the box concerning your status as a smaller reporting company. Please revise to provide this information. Please see Form S-1.

3. Your disclosure indicates that you are a development stage company that intends to engage in selling healthcare products through television and the internet. We note that you have a limited operating history, no revenues and no actual healthcare products to sell. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check

company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or advise us why Rule 419 does not apply.

Prospectus Cover Page

4. We note your disclosure here and elsewhere in your prospectus that you intend to be listed on the OTC Bulletin Board. We further note your disclosure on page 25 that in order to be traded on the OTCBB a market maker has to file an application and that you can not apply to be listed. Accordingly, please revise your disclosure here and throughout your prospectus to clarify that to be quoted on the OTCBB a market maker must file an application on your behalf in order to make a market for your common stock. In addition, please delete your reference to listing on the American Stock Exchange in view of your current status.

5. In an appropriate place in your prospectus, please disclose to shareholders how you will advise them that you have extended the offer for 90 days, should you choose to do so. Please also state that all proceeds received will be retained by the company

Prospectus Summary, page 2

6. Revise your heading to make clear, and include any additional information that is necessary, that the information presented is a brief overview of the key aspects of the offering. See the instruction to Item 503 of Regulation S-K.

7. Prominently disclose on the first page that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, disclose you are a development stage company, have no or limited active business operations, no revenues, and no significant assets.

8. We note your disclosure that the health care products you will offer will be "cutting edge." Please revise to explain the nature of the health care products you plan to sell and how they are "cutting edge."

9. Please provide support for the qualitative and comparative statements contained in your prospectus. For example, disclose the basis for your assertion that "When consumers use these products they will experience the benefits of consuming essential vitamins, minerals and nutrients that the body needs to keep it in good health." Similarly support your assertion that "When consumers use these products they will feel great and have a fantastic quality of life." We also note your use of demographic statements concerning "Baby Boomers" and your statement that "Currently the fastest growing industry in the United States is the Health industry."   These are only examples of qualitative statements and comparative statements made in your prospectus. In each instance of your use of these statements please disclose whether in each case the information is based upon

management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

10. If you choose to highlight your company's strengths in the summary, please balance that disclosure with a discussion of the principal challenges or risks facing the company.

11. We note that you are a startup company with little or no revenues and operations. We also note that throughout your prospectus you compare your potential revenues to those of Amazon.com and QVC.   Please delete.

12. In the fifth paragraph under the title "Business," you use the term "MLM." The meaning of this term is not clear from the context; please revise to eliminate the use of this abbreviation.

13. Please provide support for your statement that "there are no companies doing exactly the same thing …" Please also expand your disclosure to provide context for the statement.

The Offering, page 3

14. Please delete your reference to the OTCBB as you are not listed on the OTCBB.

15. You indicate that the net proceeds may be used to finance future acquisitions. Please tell us whether you have any intentions, plans or arrangements for such acquisitions. If so, provide the disclosure required by Instruction 6 to Item 504 of Regulation S-K

Risk Factors, page 5

16. We note your reference here and elsewhere in your prospectus for investors to "reconfirming" their investment. Please advise us what you mean by this term.

One or more of our directors may only have limited experience…, page 5

17. Eliminate the disclosure indicating the E-Commerce experience of your directors and officers since it mitigates the point of the risk.

The offering price has been arbitrarily determined…, page 8

18. We note your risk factor here that your offering price has been arbitrarily determined and your disclosure on page 10 under the title "Determination of Offering Price" which

indicates that you determined your offering price based upon "a reasonable, market based valuation." Please reconcile your disclosures.

Special Note…, page 9

19. Revise the last paragraph to make clear that you will have an ongoing obligation to disclose material future changes in the company and its operations.

Use of Proceeds, page 9

20. Please revise your disclosure to discuss in more detail the steps needed to develop and complete your business and marketing plan, including quantifying the estimated cost for each step needed to develop and complete your plan. Additionally, since your offering is a best efforts offering with no minimum, you should explain how the money you raise will be spent if you raise less than the full amount, including whether you would simply slow or stop progressing through your plan in order to reduce your costs to match the funds raised, whether certain steps in your plan would receive priority over others, and whether and at what point you would seek funds from other sources. In this regard, please provide a table that describes how all of the proceeds from this offering will be utilized, assuming your offer is fully subscribed, and explain how you will prioritize your use of proceeds if 25%, 50% and 75% of the proceeds are received. See Item 504 of Regulation S-K.

Procedures for Subscribing, page 11

21. Please file the subscription agreement as an exhibit to your filing.

Business, page 12

History and Recent Developments, page 12

22. We note your list of four bullet point advantages of your offering. Please revise to elaborate upon what you mean in the first bullet by the phrase "change breeds opportunity." With regard to the other bullet points, discuss whether you have achieved these advantages or whether they are a part of your business strategy. If they are a part of your strategy, describe what steps have been taken to execute the strategy.

Corporate Overview, page 12

23. Please revise to elaborate upon your "unique business plan."

Business Strategy, page 13

24. Please explain your business strategy in greater detail. For example, we note your discussion of a television shopping channel. Please explain how you intend to establish a shopping channel. Please also explain in greater detail the nature of the health products you intend to sell. For example, will they be organic or holistic health products? We further note that you plan to sell products through a website. Please explain in greater detail how your web operations will work. For example, explain whether you plan to have vendors directly ship product sold through your website or whether you will stock products for shipping. In this regard, tell us whether your website is currently operational and, if not, the current status and your estimated date of operation. Finally, in Note 4 to your Unaudited Financials for the three months ended March 31, 2010 it states "HWSN is just now entering the market place with a complete Ecommerce web portal system and completed and pending contracts to televise the Network on national television." Please ensure that your business disclosures reflect the facts in this financial Note.

25. In addition, given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business strategy in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. In this regard, we note your disclosure under the title "Employees" on page 14, which states "After the completion of registration becoming effective and equity capital raised, capital will fund the salaries of employees to handle day to day operations of Healthway including cost of product, television contracts, cost of advertising and cross promotions, cost of operation, software, servers and television production." Your milestones and cost should reflect these steps.

26. Also, for each item of your revenue model please provide greater detail. For example, please disclose the percentage that you will be paid for products sold on your retail outlets. Further, disclose your membership fee that you will charge vendors.

27. We note your disclosure "The HWSN TV Shopping Channel will reach per subs by way of sixty second commercial spots…" Please elaborate on the term "per subs."

Management Experience, page 13

28. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Industry Overview, page 13

Competition, page 14

29. Please revise to also indicate that many larger, mature companies already compete in this market, such as Amazon and QVC.

Management's Discussion and Analysis or Plan of Operations, page 15

30. We note your chart reflecting your projections of net profits of $20 million in the first year and your list of goals. Please either delete this information or provide your basis for this belief and disclose in detail how you will be able achieve these results and meet your goals in light of the fact that you have little or no operations or employees, and no website, television channel, warehouse, product, suppliers or vendors. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. For example, please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales or revenue or income from continuing operations. Please also expand your discussion to discuss any seasonal aspects that had a material effect on your financial condition and result of operations. Please see Release No. 33-8350 for additional guidance. We may have additional comments after reviewing your response.

Off-balance sheet arrangement, page 19

31. Please delete your reference to Regulation S-B as that regulation has been rescinded and the provisions included in Regulation S-K.

Description of Property, page 19

32. Please clarify your disclosure to indicate whether you own your corporate and operational offices. In addition, please expand your discussion to describe the size of the properties.

Executive compensation, page 21

Summary compensation table, page 21

33. We note that you have provided a summary compensation chart that combines two compensation charts and does not provide for a column for the total amount of compensation paid. Please revise your chart to provide for a column entitled "total" and as applicable, complies with the requirements of Item 402 of Regulation S-K.

Employment Agreement, page 22

34. Please disclose the material terms of the employment agreements and file them as exhibits to your filing.

35. Please provide the disclosure required by Item 404 of Regulation S-K concerning related party transactions.

Security Ownership of Certain Beneficial Owners and Management, page 23

36. We note that you have provided the number of shares beneficially owned by Cleveland Gary and Carolyn Shiver, although you have not provided the ownership information for the officers and directors as a group. Please also disclose the number shares held by the other shareholders. In addition, we note that the ownership disclosure is as of November 2, 2009. Please update your disclosure to a current date. Further, please clarify the apparent footnote references on page 24

37. Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Preferred Stock, page 25

38. Please revise to also indicate that you do not have any preferred stock authorized.

Note 2 Summary of Significant Accounting Policies, page 40

Basis of Presentation

39. There appears to be a typographical error under this heading.

Note 4- Commitments & Contingencies

Going Concern

40. Please note that financial statements will be considered false and misleading if those statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. See Section 607.02 of the financial reporting codification. In this regard, your disclosure should contain prominent disclosure of your viable plans to overcome your financial difficulties. Please revise.

41. Please explain to us in detail how your auditors were able to audit the statements contained in the third and fourth paragraphs of this disclosure. We may have further comment.

Healthway Shopping Network, Inc Financial Statements December 31, 2008

Independent Auditors' Report

42. It appears that VanWassehnova & Associates is the predecessor auditor and the current audit did not make reference or assume any responsibility relating to the year ended December 31, 2008. Therefore the financial statements should be audited by a firm registered with the Public Company Accounting Oversight Board and in accordance with standards issued by that body. Please advise or revise.

43. The pages presenting the audit report appear to be mis-paginated and contain information that does not appear appropriate for financial statements. Please review and revise as necessary.

Undertakings, page 60

44. Please revise to remove references to "small business issuer." See Item 512 of Regulation S-K.

Signatures, page 62

45. We note in the first signature block that the name of the company is not consistent with your other disclosure including your Electronic Articles of Incorporation. Please advise. In addition, you have omitted the signature of your principal financial officer, your controller or principal accounting officer and by at least a majority of the board of directors in the second signature block. See Form S-1 and Instruction 1 under Signatures.

Exhibit 3.1

46. We note your Electronic Articles of Incorporation includes the address of Mr. Gary as the principal place of business. Please advise.

Exhibit 5.1

47. Please clarify in the first paragraph that Manly, P.A. has acted as counsel to the company. In addition, please reconcile the amount of the issued and outstanding shares of the company's common stock stated in the penultimate paragraph on page two with the registration statement. Further, please have counsel expand their consent to include the firm's reference under the caption "Legal Matters."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director